UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
ARdVRk Technologies, Inc.

Legal status of issuer

> ***Form***
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> February 15, 2017

Physical address of issuer
300 Carnegie Center Drive, Suite 150, Princeton, NJ 08540

Website of issuer
https://www.ardvrktech.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 12, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$418,270	$677,528
Cash & Cash Equivalents	$405,774	$631,800
Accounts Receivable	$10,000	$33,334
Short-term Debt	$1,224,194	$998,577
Long-term Debt	$1,000,000	$1,125,000
Revenues/Sales	$435,524	$256,679
Cost of Goods Sold	$267,178	$280,339
Taxes Paid	$0	$0
Net Income	$-374,093	$-628,459

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 1, 2020

ARDVRK Technologies, Inc.



Up to $1,070,000 of Crowd Notes

ARDVRK Technologies, Inc. ("ARDVRK", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 12, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by June 12, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 5, 2020 will be permitted to increase their subscription amount at any time on or before June 12, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 12, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 12, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.ardvrktech.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/ardvrk.technologies

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ARDVRK Technologies, Inc. is a Delaware C-Corporation, formed on February 15, 2017.

The Company is located at 300 Carnegie Center Drive, Suite 150, Princeton, NJ 08540.

The Company's website is https://www.ardvrktech.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/ardvrk.technologies and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	June 12, 2020
Use of proceeds	See the description of the use of proceeds on pages 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12, 14, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The AR & VR Medical Device market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success is dependent on consumer adoption of virtual and augmented reality medical devices, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for virtual reality and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of virtual reality systems that the Company has experienced in the past will continue in the future.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, and overpayment recoupment. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing an early version of its product. Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company does not have an employment contract in place with all employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The company has engaged in Related Party Transactions. From 2016 through 2018, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2019 and 2018, aggregate balances on these convertible debts totaled $1,985,000 and $1,985,000, respectively, of which $500,000 was due to related parties at each respective year-end. The notes bear interest at 5% per annum, and mature three years from issuance. The convertible debts and accrued interest may be prepaid with prior written notice to the holder, provided that any prepayment may only be made in connection with the prepayment of all such convertible notes on a pro rata basis. As of December 31, 2019, $860,000 in note principal was in default. Subsequent to December 31, 2019, the maturity dates of these notes were extended to June 30, 2021, curing this default.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 46.66% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

ARdVRk's mission is to increase patient and Health Care Professional engagement to help them better understand (education and training) and retain information related to drug therapies and medical devices.

Biopharmaceutical and device companies today face a number of key challenges:

- Inability of physicians and nurses to stay current on new therapies and treatment protocols
- Insufficient healthcare literacy for patients and caregivers to make informed decisions
- Low enrollment by screened patients in clinical trials
- Declining physician access
- Limited patient engagement

To address these challenges, ARdVRk has developed a scalable and configurable avatar platform, Vital Recall®, that has demonstrated better engagement of patient and Health Care Professionals than the currently available engagement models. This provides our clients with an ability to drive:

- Faster and cheaper clinical trials through higher clinical trial enrollment and lower attrition rates as well as improved adherence to clinical trial protocols
- Improved peer-to-peer conversations through better training of Medical Affairs staff
- Increased drug/device sales through increased physician access and treatment adherence and loyalty

Business Plan

Our Vital Recall® SaaS (Software as a Service) platform is currently in the field, generating revenue, with some of the largest biopharmaceutical and device companies like Becton Dickinson and CSLBehring. Revenue increased by more than 65% in 2019 to $435K and are projecting 2020 revenue of $1M and 2023 revenue of $5M.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Platform Build-Out	70%	70%	55%
Sales/Business Dev.	20%	20%	35%
General Corporate	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John O'Brien	Chairman & Chairman Compensation Committee member	March 2017 – Present Retired pharmaceutical executive
Elgar Peerschke	CEO & Board member	November 2018 – Present ARdVRk CEO March 2017 – November 2018 Independent Consultant prior
Chris McClellan	Chief Technology Officer	March 2017 – Present ARdVRk Chief Technology Officer
Warren Thaler	Board member, Compensation Committee member	March 2017 – Present Private investor
James Lovett	Board member, Compensation Committee member	February 2019 – Present CEO Myoderm March 2017 – February 2019 COO Myoderm
Paul Jahn	Chief Medical Officer	March 2017 – Present Physician
Mitchell Ludwig	Counsel	March 2017 – Present Attorney Private Practice

Jim Sauer	Treasurer	March 2017 – Present Sr. Director Finance – Otsuka USA

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class B Shares	5,000,000	Yes	No	No effect	100%	Super-voting 10-1 vs. Class A
Class A Shares	0	Yes	No	No effect	0%	None
Employee Option Pool	1,678,160	No	No	No effect	12.74%	None

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Noteholders	$1,985,000	5% cumulative	None	None	June 30, 2021	Convertible to common stock upon qualifying event

Ownership

A majority of the Company is owned by one person. That person is John O'Brien.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
John O'Brien	2,286,398 Class B Shares	46.66%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

ARdVRk Technologies, Inc. was originally formed as a limited liability company on April 14, 2015 in the State of Delaware, and then converted to a corporation on February 15, 2017. The financial statements of ARdVRk Technologies, Inc. (which may be referred to as "ARdVRk", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Princeton, New Jersey.

Through the use of Augmented Reality (AR), Virtual Reality (VR), and 360o video, the Company has developed a proprietary SaaS platform to demystify healthcare for both patients and healthcare professionals alike. The Company creates an immersive experience where patients and healthcare professionals can learn anatomy and how a therapy or device functions in realistic detail.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $323,000 in cash on hand as of February 29, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Note round	July, 2018	No	Convertible Notes	$1,985,000	Minimum Viable Product buildout; Operating costs – primarily salaries

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C

filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mitchell Ludwig
_____
(Signature)

Mitchell Ludwig
_____
(Name)

Counsel
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mitchell Ludwig
_____
(Signature)

Mitchell Ludwig
_____
(Name)

Counsel
_____
(Title)

April 1, 2020
_____
(Date)

/s/John O'Brien

(Signature)

John O'Brien

(Name)

Chairman

(Title)

April 1, 2020

(Date)

/s/Warren Thaler

(Signature)

Warren Thaler

(Name)

Board Member

(Title)

April 1, 2020

/s/Elgar Peerschke

(Signature)

Elgar Peerschke

(Name)

CEO & Board Member

_____

(Title)

April 1, 2020

_____

(Date)

/s/Jim Sauer

_____

(Signature)

Jim Sauer

_____

(Name)

Treasurer

_____

(Title)

April 1, 2020

_____

(Date)

/s/James Lovett

_____

(Signature)

James Lovett

_____

(Name)

Board member, Compensation Committee Member

_____

(Title)

April 1, 2020

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ARDVRK TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2019 and 2018

Together with
Independent Accountants' Review Report

ARdVRk Technologies, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
ARdVRk Technologies, Inc.
Princeton, New Jersey

We have reviewed the accompanying financial statements of ARdVRk Technologies, Inc. (the "Company"), a Corporation, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

[signature]

March 2, 2020

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   *P:* 949.200.3280   *F:* 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

ARDVRK TECHNOLOGIES, INC.
BALANCE SHEETS
(unaudited)

		2019		2018
Assets				
Current assets:				
Cash	$	405,774	$	631,800
Accounts receivable		10,000		33,334
Other current assets		-		1,220
Total current assets		415,774		666,354
Property and equipment, net		2,496		11,174
Total assets	$	418,270	$	677,528
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	13,102	$	11,735
Accrued liabilities		226,092		126,842
Convertible debt - current		785,000		660,000
Convertible debt - related parties, current		200,000		200,000
Total current liabilities		1,224,194		998,577
Convertible debt, net of current portion		700,000		825,000
Convertible debt - related parties, net of current portion		300,000		300,000
Total liabilities		2,224,194		2,123,577
Commitments and contingencies (Note 4)				
Stockholders' Deficit:				
Preferred stock, $0.001 par value, 50,000,000 authorized, none issued and outstanding		-		-
Class A common stock, $0.001 par value, 250,000,000 shares authorized, none issued and outstanding		-		-
Class B common stock, $0.001 par value, 9,000,000 shares authorized, 5,000,000 issued and outstanding		5,000		5,000
Additional paid-in capital		232,182		217,964
Accumulated deficit		(2,043,106)		(1,669,013)
Total stockholders' deficit		(1,805,924)		(1,446,049)
Total liabilities and stockholders' deficit	$	418,270	$	677,528

See accompanying independent accountants' review report and notes to the financial statements

ARDVRK TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	2019	2018
Revenues	$ 435,524	$ 256,679
Cost of revenues	267,178	280,339
Gross profit (loss)	168,346	(23,660)
Operating Expenses:		
General and administrative	247,274	339,936
Research and development	195,915	189,133
Total operating expenses	443,189	529,069
Operating loss	(274,843)	(552,729)
Other expense -		
Interest expense, net	99,250	75,730
Total other expense	99,250	75,730
Net loss	$ (374,093)	$ (628,459)

See accompanying independent accountants' review report and notes to the financial statements

ARDVRK TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2017	-	$ -	-	$ -	5,000,000	$ 5,000	$ 210,534	$ (1,040,554)	$ (825,020)
Stock-based compensation	-	-	-	-	-	-	7,430	-	7,430
Net loss	-	-	-	-	-	-	-	(628,459)	(628,459)
December 31, 2018	-	-	-	-	5,000,000	5,000	217,964	(1,669,013)	(1,446,049)
Stock-based compensation	-	-	-	-	-	-	14,218	-	14,218
Net loss	-	-	-	-	-	-	-	(374,093)	(374,093)
December 31, 2019	-	$ -	-	$ -	5,000,000	$ 5,000	$ 232,182	$ (2,043,106)	$ (1,805,924)

See accompanying independent accountants' review report and notes to the financial statements

4

ARDVRK TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (374,093)	$ (628,459)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,678	8,678
Stock-based compensation	14,218	7,430
Changes in operating assets and liabilities:		
Accounts receivable	23,334	(19,439)
Other current assets	1,220	(36)
Accounts payable	1,367	(20,785)
Accrued liabilities	99,250	75,730
Net cash used in operating activities	(226,026)	(576,881)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds - convertible debt	-	700,000
Proceeds - convertible debt - related parties	-	300,000
Net cash provided by financing activities	-	1,000,000
Increase (decrease) in cash and cash equivalents	(226,026)	423,119
Cash and cash equivalents, beginning of year	631,800	208,681
Cash and cash equivalents, end of year	$ 405,774	$ 631,800
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

ARdVRk Technologies, Inc. was originally formed as a limited liability company on April 14, 2015 in the State of Delaware, and then converted to a corporation on February 15, 2017. The financial statements of ARdVRk Technologies, Inc. (which may be referred to as "ARdVRk", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Princeton, New Jersey.

Through the use of Augmented Reality (AR), Virtual Reality (VR), and 360º video, the Company has developed a proprietary SaaS platform to demystify healthcare for both patients and healthcare professionals alike. The Company creates an immersive experience where patients and healthcare professionals can learn anatomy and how a therapy or device functions in realistic detail.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved. As a result, the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through increasing revenues from operations and the sale of equity and/or debt securities. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. No allowance for doubtful accounts was deemed necessary as of December 31, 2019 and 2018.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets, which is three years, using the straight-line method for financial statement purposes.

Depreciation expense for the years ended December 31, 2019 and 2018 was $8,678 and $8,768, respectively.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. There were no impairments during the years ended December 31, 2019 and 2018.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. We have not capitalized any such costs to date.

Revenue Recognition

The Company has adopted Accounting Standards Codification Topic 606 ("ASC 606") – Revenue from Contracts with Customers, as of January 1, 2018 using the modified retrospective method. The adoption of ASC 606 did not materially impact the way the Company recognizes revenue.

In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. Due to the significant customization of each project, the Company recognizes revenue from the development of AR and VR projects over the period of completion as the Company develops the project and earns the right to the consideration under the contract for work performed. We receive payments from customers based on billing schedules established in our contracts. Generally, the time between billing the customer and when performance obligations are satisfied is not significant.

Cost of Revenues

Cost of revenues consists primarily of payroll related and hosting costs.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable employee and third party costs associated with the development of our platform and related updates, maintenance, and minor improvements. We expense these costs as incurred until viability of revenue generation from the resulting product has been assured.

Stock-Based Compensation

The Company accounts for stock options issued to employees and non-employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
Cash - The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Sales – As of December 31, 2019 and 2018, one customer accounted for 100% of accounts receivable. For the years ended December 31, 2019 and 2018, two and one customers accounted for 100% and 92% of revenues, respectively. Management believes that the loss of these customers would not have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3 – DEBT

Convertible Debt
From 2016 through 2018, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2019 and 2018, aggregate balances on these convertible debts totaled $1,985,000 and $1,985,000, respectively, of which $500,000 was due to related parties at each respective year-end. The notes bear interest at 5% per annum, and mature three years from issuance. The convertible debts and accrued interest may be prepaid with prior written notice to the holder, provided that any prepayment may only be made in connection with the prepayment of all such convertible notes on a pro rata basis. As of December 31, 2019, $860,000 in note principal was in default. Subsequent to December 31, 2019, the maturity dates of these notes were extended to June 30, 2021, curing this default.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $2,500,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 90% (10% discount) of the lowest per share purchase price paid in cash by investors in the qualified financing and 2) a price per share obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and all exercise of stock options or warrants that may be outstanding).

In the event the Company consummates, on or prior to the maturity date, an equity financing that does not constitute a qualified financing, then the holders shall have the option to convert the notes and interest thereon at 80% (20% discount) of the lowest per share purchase price paid in cash by investors in the equity financing.

As of December 31, 2019, future annual aggregate maturities of the convertible debt, without adjusting for the amendment discussed above, were as follows:

Years ending December 31,

2020	$ 985,000
2021	1,000,000
	$ 1,985,000

Adjusting for the subsequent amendment, the full principal balance of the convertible debt of $1,985,000 will be payable in 2021.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' DEFICIT

Preferred Stock
As of December 31, 2019 and 2018, the Company is authorized to issue 50,000,000 shares of preferred stock with a par value of $0.001. There are no shares of preferred stock outstanding as of December 31, 2019 and 2018. The preferred stock does not carry voting rights.

Common Stock
As of December 31, 2019, the Company is authorized to issue 250,000,000 shares of Class A common stock with a par value of $0.001 and 9,000,000 shares of Class B common stock with a par value of $0.001. There are no shares of Class A common stock outstanding as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, the Company had 5,000,000 shares of Class B common stock issued and outstanding.

Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held. Each holder of Class B common stock is entitled to 10 votes for each share of Class B common stock held. Other than these voting rights, Class A and Class B common stock have the same rights and privileges and rank equally.

2017 Equity Compensation Plan
In 2017, our Board of Directors adopted the 2017 Equity Compensation Plan (the "2017 Plan"). The 2017 Plan provides for the grant of equity awards to employees, officers, directors and consultants, including stock options to purchase shares of our Class A common stock and restricted stock. Up to 1,500,000 shares of our Class A common stock may be issued pursuant to awards granted under the 2017 Plan. Subsequent to December 31, 2019, the number of authorized shares under the 2017 Plan was increased to 2,500,000 shares. The 2017 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2019 and 2018, the Company granted 388,677 and 632,157 stock options under the 2017 Plan to various advisors and employees, respectively. The granted options had an exercise price of approximately $0.04, expire in five years, and ranged from 100% immediate vesting to vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with the range of inputs as indicated below:

	December 31, 2019	December 31, 2018
Expected life (years)	4.5	4 – 4.5
Risk-free interest rate	1.3% - 2.6%	2.3% - 3.1%
Expected volatility	100% - 200%	100% - 200%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Forfeitures are recorded as they occur.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2017	737,500	$ 0.04	
Granted	632,157	0.04	
Exercised	-	-	
Cancelled	(283,333)	0.04	
Outstanding as of December 31, 2018	1,086,324	0.04	
Granted	388,677	0.04	
Exercised	-	-	
Cancelled	-	-	
Outstanding as of December 31, 2019	1,475,001	$ 0.04	3.07
Exercisable at December 31, 2019	865,840	$ 0.04	2.68

Stock option expense for the years ended December 31, 2019 and 2018 was $14,218 and $7,430, respectively. The Company will recognize the remaining value of the options through 2022 as follows:

Years ending December 31,

2020	$ 13,593
2021	$ 6,914
2022	3,887
	$ 24,394

Warrants
As of December 31, 2019 and 2018, the Company has 56,818 warrants outstanding with an exercise price of $0.042. These warrants will expire at the earlier of July 18, 2027 or upon the occurrence of a change in control transaction or an initial public offering. The warrants included certain anti-dilution provisions which expired on July 18, 2019.

NOTE 6 – INCOME TAXES

The Company does not currently have a tax liability to the federal or state governments due to historical losses.

The Company's net deferred tax assets at December 31, 2019 and 2018 are approximately $594,000 and $479,000, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2019, and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the years ended December 31, 2019 and 2018, the Company valuation allowance increased by approximately $115,000 and $195,000, respectively.

At December 31, 2019, the Company had federal net operating loss carry forwards of approximately $1.67 million. The federal net operating losses expire on various dates through 2039.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Alabama, Colorado, Minnesota, Pennsylvania, and Texas state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2017. The Company currently is not under examination by any tax authorities.

NOTE 7 – RELATED PARTY TRANSACTIONS

As discussed in Note 3, the Company issued convertible debt of which $500,000 was due to related parties.

NOTE 8 – SUBSEQUENT EVENTS

On February 27, 2020, the Board of Directors approved the extension of the terms of all outstanding options at that date to 10 years from five years. In addition, the Board of Directors approved the issuance of an additional 386,841 options to employees with an exercise price of $0.76 per share and a term of 10 years.

See Notes 3 and 5 for additional subsequent events.

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 2, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
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ARDVRK
Better health.
Visualized.
INVESTOR SUMMARY
March 2020
Improving patient, physician and caregiver healthcare understanding and engagement through Augmented Reality

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Invest in ARdVRk Technologies Inc.

Healthcare-tech company using augmented reality for medical education and training of patients and physicians

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This presentation contains offering materials prepared solely by ARDVRK Tech
the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition
may contain forward-looking statements and information relating to, among oth
company, its business plan and strategy, and its industry. These statements ref
current views with respect to future events based on information currently avail
risks and uncertainties that could cause the company's actual results to differ m
cautioned not to place undue reliance on these forward-looking statements as t
illustrative purposes and they do not represent guarantees of future results, lev
performance, or achievements, all of which cannot be made. Moreover, no pers
persor … pleteness of f
staterr … to conform the

$1,000	$10,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN ARDVRK TECHNOLOGIES INC.

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: ardvrktech.com

ARdVRk Technologies Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by ARdVRk Technologies Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- 2019 revenue of $435k represents over 69% YoY growth and the product is currently deployed in the US, China, and the UK
- Clients include major biopharmaceutical and device clients such as AstraZeneca, Becton Dickinson, and CSL Behring
- Founders and management have over 40 years of combined experience, including executive roles in the life science industry at AstraZeneca, McKinsey, and others
- Notable investors include Warren Thaler, former President of Gund Investments and current investor and board member of Align Technologies, and James Lovett, CEO of Myoderm and former SVP of Covance
- Notable advisors include Bill Mezzanotte, Executive Vice President, Head Research & Development at CSL Behring

Fundraise Highlights

- Total Round Size: US $2,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $10,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

ARdVRk increases patient and physician engagement to address the issues of low clinical trial enrollment and retention as well as understanding of appropriate use for drugs and devices.

ARdVRk's mission is to increase patient and Health Care Professional engagement to help them better understand (education and training) and retain information related to drug therapies and medical devices.

Biopharmaceutical and device companies today face a number of key challenges:

- Inability of physicians and nurses to stay current on new therapies and treatment protocols
- Insufficient healthcare literacy for patients and caregivers to make informed decisions

- Low enrollment by screened patients in clinical trials

- Declining physician access

- Limited patient engagement

To address these challenges, ARdVRk has developed a scalable and configurable avatar platform, Vital Recall®, that has demonstrated better engagement of patient and Health Care Professionals than the currently available engagement models. This provides our clients with an ability to drive:

- Faster and cheaper clinical trials through higher clinical trial enrollment and lower attrition rates as well as improved adherence to clinical trial protocols

- Improved peer-to-peer conversations through better training of Medical Affairs staff

- Increased drug/device sales through increased physician access and treatment adherence and loyalty

Our Vital Recall® SaaS (Software as a Service) platform is currently in the field, generating revenue, with some of the largest biopharmaceutical and device companies like Becton Dickinson and CSLBehring. Revenue increased by more than 65% in 2019 to $435K and are projecting 2020 revenue of $1M and 2023 revenue of $5M.

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The Team

Founders and Officers



Elgar Peerschke
CEO

Over 25 years experience in the life sciences industry, first as a partner at McKinsey & Company and subsequently as a senior partner and Global Healthcare Practice Leader at Bain & Company. Prior to becoming CEO of ARdVRk he was SVP of Customer Relations at IQVIA, a leading global health information technology and clinical research company.





Chris McClellan
CHIEF TECHNOLOGY OFFICER

Over 15 years of experience as a software developer specializing in augmented and virtual reality. He has a background in biomedical engineering and significant experience with training and simulation applications.



John O'Brien
CHAIRMAN OF THE BOARD

Over 30 years in the pharmaceutical industry holding various senior leadership roles at AstraZeneca - Head of Oncology, SVP Portfolio Review Board.

Key Team Members

 **Mike O'Brien**    **Paul Jahn**

Notable Advisors & Investors

 **Warren Thaler**    **James Lovett**    **William Mezzanotte**

 **Jim Blascovich**    **Jim Sauer**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,500,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Valuation Cap:	US $10,000,000

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While ARDVRK Technologies has set an overall target minimum of US $500,000 for the round, ARDVRK Technologies must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to ARDVRK Technologies's Form C.
Regulation CF cap:	While ARDVRK Technologies is offering up to US $2,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

- Platform build-out
- Sales/Business Dev.
- General Corporate

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of ARdVRk Technologies Inc.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed			Seed	
Round Size	US $860,000		Round Size	US $2,000,000
Closed Date	Dec 5, 2017		Closed Date	Dec 31, 2019
Security Type	Convertible Note		Security Type	Convertible Note
Valuation Cap	US $2,000,000		Valuation Cap	US $5,000,000

Market Landscape

For clinical trials, biopharmaceutical companies spend approximately $7.5B annually on patient recruitment with $5B spent on patients who decline at the Informed Consent stage. Additionally, companies spend in excess of $10B to ensure that patients and clinical trial sites adhere to the protocol, avoiding costly time and money delays associated with protocol deviations and violations. With the ARDVRK Informed Consent/Protocol Adherence avatar app we expect to significantly reduce that spend due to achieving higher patient consent rates and lowering the number of protocol deviations due to improved education of patients and training of trial sites. More importantly, accelerating patient recruitment accelerates the overall trial time line bringing a drug to market faster. It is estimated that every day a drug comes to market early is worth $8M to the biopharmaceutical company.

On the Sales & Marketing (commercial) side, biopharmaceutical companies spend in excess of $10B per year to reach patients to teach them about their drugs. In spite of this level of expenditure, patient adherence is below 50% in the developed world and even lower in the developing world. With the demonstrated improved engagement delivered by the ARDVRK avatar, we believe we can significantly increase patient adherence through better education and training.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The AR & VR Medical Device market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success is dependent on consumer adoption of virtual and augmented reality medical devices, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for virtual reality and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of virtual reality systems that the Company has experienced in the past will continue in the future.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, and overpayment recoupment. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing an early version of its product. Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company does not have an employment contract in place with all employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The company has engaged in Related Party Transactions. From 2016 through 2018, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2019 and 2018, aggregate balances on these convertible debts totaled $1,985,000 and $1,985,000, respectively, of which $500,000 was due to related parties at each respective year-end. The notes bear interest at 5% per annum, and mature three years from issuance. The convertible debts and accrued interest may be prepaid with prior written notice to the holder, provided that any prepayment may only be made in connection with the prepayment of all such convertible notes on a pro rata basis. As of December 31, 2019, $860,000 in note principal was in default. Subsequent to December 31, 2019, the maturity dates of these notes were extended to June 30, 2021, curing this default.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗁 Financials (1 file)	Jan 2, 2020	Folder
> 🗁 Fundraising Round (1 file)	Jan 2, 2020	Folder
> 🗁 Investor Agreements (1 file)	Jan 2, 2020	Folder
> 🗁 Miscellaneous (4 files)	Jan 2, 2020	Folder

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About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

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The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in ARdVRk Technologies Inc.

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by ARdVRk Technologies Inc.. Once ARdVRk Technologies Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to ARdVRk Technologies Inc. in exchange for your securities. At that point, you will be a proud owner in ARdVRk Technologies Inc..

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, ARdVRk Technologies Inc. has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now ARdVRk Technologies Inc. does not plan to list these securities on a national exchange or another secondary market. At some point ARdVRk Technologies Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when ARdVRk Technologies Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is ARdVRk Technologies Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the ARdVRk Technologies Inc.'s Form C. The Form C includes important details about ARdVRk Technologies Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Better health. Visualized.

ARDVRK

INVESTOR SUMMARY
March 2020

Improving patient, physician and caregiver healthcare understanding and engagement through Augmented Reality

This presentation contains offering materials prepared solely by ARDVRK Technologies, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Problems facing biopharmaceutical / device manufacturers and health systems

1. Accelerated by the coronavirus outbreak, increasing importance of tele-health and engaging patients and their caregivers at home

2. Inability of physicians and nurses to stay current on new therapies and treatment protocols

3. Insufficient healthcare literacy for patients and caregivers to make informed decisions

4. Low enrollment by screened patients in clinical trials

5. Declining physician access

ARDVRK

ARdVRk's
XR solution:

Vital Recall®,
our proven augmented
reality platform that
improves patient,
physician and caregiver
understanding and
engagement
incorporating natural
language processing*
and AI*

*in development



Our
Vital Recall® platform



About This Study

Disassemble

Vital Recall® is SaaS-based (Software as a Service) platform designed as a powerful engagement tool to educate and train patients, physicians and caregivers to more easily understand medical procedures, devices and treatments.

Our Clinical Offerings

1. Patient education of disease and science of proposed clinical trial

2. Informed Consent / eConsent

3. Trial site protocol adherence

4. Patient @Home trial connect

5. Patient @Home virtual trial coordinator

Our Commercial Offerings

  

Patient Tele-health and Maintenance Tool

✓ At home application
✓ Configurable and adaptable to your content

Patient @Home Activation Kit

✓ QR code for procedures or on Rx package or package insert
✓ QR code in print/Point-of-Care advertising

Physician/HCP Engagement Platform

✓ Configurable and adaptable to your content

Clinical Market Size

Clinical trials - Global Annual Spend

2020 Spend
$72B

2017 Spend
$63B

Sources of Waste in Patient/Site Spend

▸ Roughly **12%** of clinical spend goes toward patient recruitment efforts annually ($7.5B)

▸ It takes **15+ patients to get 1** who actually completes the trial

▸ **$5B** of recruitment dollars are spent on patients who do NOT enroll in a clinical trial roughly

▸ 40% of pre-screened patients who are eligible do NOT consent

▸ **6%** decline to participate at informed consent

▸ More than **30%** of trial sites fail to enroll a single patient

▸ Life science companies spend up to **$50K per site** to activate underperforming sites

Commercial Market Size

Biopharma Advertising & Promotion spend

Global Overview



2014
$70.7bn
Total Investment
-1.4% vs 2013

INVESTMENT BY CHANNEL
FULL YEAR 2014

	Total Investment $bn	% by channel	% change
Detailing	44.2	62.5%	-0.0%
Samples	7.9	11.1%	-2.7%
Meetings	7.8	11.1%	-25.5%
Advertising	0.5	0.6%	+5.0%
Clinical Trials	1.6	2.3%	+30.9%
DTC	4.6	6.5%	+19.7%
Mailing/Others	1.8	2.6%	+11.9%
Digital	2.3	3.2%	+32.2%
Total All Channels	70.7	100.0%	-1.4%

Source: IMS Health, 2015

Our target customers - biopharmaceutical and medical device manufacturers, insurers and health systems







Pharmaceuticals and Biotechnology

Healthcare Systems on behalf of physicians, nurses and technicians

Medical Devices

Insurers supporting tele-health on behalf of patients and caregivers





ARdVRk is successfully deploying AR in life sciences



CSL Behring
Biotherapies for Life®



Vernalis
THERAPEUTICS

BD

Shire

AstraZeneca

Becton Dickinson, a client success story



...You've never seen anything like this before

Come experience BD Vascular Access Management in augmented reality and enter for your chance to win an **Amazon Echo!**

BD

Becton Dickinson (BD) engaged with ARdVRk to develop an AR app to address high catheter related infection rates that drive up costs in hospitals. This was the second AR project with BD.

Rolled out to BD sales forces across US, Canada, and Western Europe for use in interactions with physician and nurse customers. App went 'viral' and was requested for download and use directly by clinician customers.

One of two innovations presented at annual Board of Directors meeting as an example of technology making a difference. Very positive reception of the first AR app release, resulted in BD immediately commissioning a second AR app, VAM 2 - a consequence-based learning app for training HCP's. This app demonstrated how existing AR assets can be repurposed.

Vital Recall® - HCP targeted consequence-based learning app

BD Vascular Access Management | AR
Select a patient profile to begin your VAM experience
David
Patient presents for a same-day endoscopy procedure.
Asha
Patient presents at ER with abdominal pain and needs a CT. IV fluids have been...
Fred
Patient admitted for shortness of breath and CHF is being ruled out. Patient admitted for cardiac observation with expected length of stay exceeding 2 days.
Submit

BD Vascular Access Management | AR
Select a peripheral IV insertion site
Antecubital
Forearm
Wrist
Submit

BD Vascular Access Management | AR
Select a product from each category
PIVC
Prep Site
ANTI MICROBIAL SKIN PREP
Connector
None
A
B
Dressing
Extension Set
Yes
No
Submit

BD Vascular Access Management | AR
Select a product from each category
PIVC
Prep Site
ANTI MICROBIAL SKIN PREP
Connector
None
A
B
Dressing
Extension Set
Yes
No
ALCOHOL SWAB
70% Isopropyl alcohol wipe
None
NO CONNECTOR
Yes
Submit

BD Vascular Access Management | AR
Place the medication administration steps in the correct order of application.
Some steps may be chosen more than once.
Assume the IV has been placed, has a needlefree connector attached to it, and the medication administration requires a bolus delivery after which no other medications will be delivered.
Place Disinfectant Cap
Scrub Hub
Admin Med
Flush Saline
Clamp Line
Step 1
Step 2
Step 3
Step 4
Step 5
Step 6
Step 7
Step 8
Submit

Becton Dickinson - Vascular Access Management App



BD Vascular Access Management | AR
Select a patient profile to begin your VAM experience
David
Patient presents for a same-day endoscopy procedure.
Asha
Patient presents at ER with abdominal pain and needs a CT. IV fluids have been...
Fred
Patient admitted for shortness of breath and CHF is being ruled out...
Submit



BD Vascular Access Management | AR
Infiltration
Suboptimal PIVC Selection
Click below to view the potential complications that may result from this selection
Skin Tone
Tissue Layers
Progression
Next



BD Vascular Access Management | AR
Extravasation
Suboptimal Catheter Placement
Click below to view the potential complications that may result from this selection
Skin Tone
Tissue Layers
Progression
Next

(actual screenshots)



Phlebitis

(actual screenshots)



Infection

Patients, in their own words

"I liked all the informative visuals, and now I know what to expect. I don't feel scared"

"I got more from this app than talking to my Doctor!"

"Now I really understand what the Doctor was trying to tell me"

"This made me feel comfortable"

"The Avatar looked like me"

"That looks like the machine they use when I go in for my procedure"

"Being able to review the materials at home, with my family, made a real difference"

Source: Cohort of African-American patients with sickle cell disease

ARDVRK projected financials - $k

	2019 Actual	2020 Budget	2023 Projected	2025 Projected	2030 Projected
Revenue	435	400*	5,000	10,000	50,000
Operating Expenses					
Salaries & Benefits	463	725	2,800	4,800	
Contractors	227	200	500	1,000	
Business Dev. - Travel	70	80	450	700	
Rent	10	40	100	150	
Other	53	55	100	150	
Total Operating Expenses	823	1,100	3,950	6,800	20,000
EBIT	(388)	(700)	1,050	3,200	30,000

*2020 Budget was recently revised downward to reflect the impact of the coronavirus which is currently preventing us from visiting client sites. We expect this restriction to continue for approximately 4 to 5 months. Prior to this event we anticipated 2020 revenue of $1M and EBIT of -$722k

ARdVRk's proven leadership team



Elgar Peerschke
CEO / Board Member



Christopher McClellan
CTO, XR Software Engineer



Elaina Woods
3D Artist



Will Aronson
XR Developer

ARdVRk's Board Members:



James Lovett, J.D.



Warren Thaler



John O'Brien
Founder

ARDVRK

ARdVRk's
Advisors



Bill Mezzanotte M.D.
Medical Advisor



Paul Jahn, MD
Medical Advisor



Jim Blascovich PhD
AR/VR Tech Advisor



Mark Lelinski
Business Advisor



Stuart Alderoty J.D.
Legal Advisor



Objective – generating proof points

- Build out MVP Platform: 55%

- Begin building Business Development function: 20%

- Technical operations and Overhead: 15%

- Research (e.g., natural language processing): 10%

Current Capital Raise –

Use Of Funds

ARdVRk's competitive advantage

- **Early Mover** – An advanced XR avatar at the center of a new AR/VR healthcare platform.

- **Access** – personal relationships with some of the top industry leaders in bio pharma/healthcare

- **Market Experience** – our longitudinal experience allows us to link the technology to the most serious challenges and opportunities that exist in the ecosystem today

- **Business Experience** – we know what the table stakes are and how to navigate our clients' functional decision-making process

- **Adoption** – we have focused on this market for over 4 years and know gimmicks and "tech-centered approaches" don't work, and are actually hindering adoption

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

https://www.youtube.com/watch?v=bRlsvUHLPmc&feature=emb_title
POC Video New VO Music

SLIDE #1	
17 seconds	As medical innovation moves forward at an unprecedented pace, there is an increased demand for clinical trials in rare, orphan, and oncologic diseases. These areas currently account for roughly 60% of all clinical trials.
30 seconds	At the same time, however, many badly needed clinical trials are being delayed — primarily due to difficulty in recruiting patients. In fact, nearly 60% of screened patients refuse to provide Informed Consent. In most cases, this stems from a lack of understanding of what the clinical trial entails or is intended to achieve. Even participating physicians and sites find it difficult to stay current on therapies and treatment protocol.
16 seconds	These factors underscore the undeniable need for a new tool that better engages, educates, and trains all stakeholders in clinical trials — including patients, physician investigators, nurses, study coordinators, and technicians.
14 seconds	ArdVrk's multi-media AR/VR-based platform, Vital Recall is that tool. With its ability to incorporate print and video, skillful augmented reality enhances the educational experience.
13 seconds	The benefit of this is clear. When patients have a better understanding of a clinical trial, they more willingly provide informed consent, enrolling at higher rates, and are more likely to stay the course.
SLIDE #2	

Suggested visual: Chaos and Clinical Trial video from "What We Do" section of website] 17 seconds	The healthcare ecosystem has become increasingly complex, posing new challenges to medical professionals and their patients. ARDVRK was created on a vision to simplify the often-confusing and jargon-filled world of healthcare and life sciences.
25 seconds	Vital Recall is being employed successfully for education and training across industries. Boeing is using it to improve the productivity and quality of their complex aircraft manufacturing process. AR/VR has helped GE increase wiring harness productivity by 25%. And it's keeping healthcare companies like Janssen on the leading edge of research.
7 seconds	Now ARDVRK is delivering this technology to improve the efficiency and effectiveness of clinical trials.
[Show AR and VR videos from "What We Do" section of website] 15 seconds	Since the advent of medical simulation, the toughest obstacle has been finding a way to accurately replicate complex medical procedures. Vital Recall is a powerful solution.
20 seconds	Our AR/VR medical simulations allow physicians and patients to become fully immersed in a realistic healthcare scenario or procedure. This visualization and experiential learning leads to a better understanding of healthcare and, ultimately, to better outcomes.
20 seconds	Vital Recall is designed for modern mobile devices, and is experienced especially well on tablets. We host all content and make the entire experience easily accessible to users via digital link. This eliminates the need for your enterprise to worry about any hosting or delivery of content. Our platform is configurable, creating an engaging multi-media environment that benefits everyone involved in clinical trials:
[Depict patient using technology] 10 seconds	**Patients** will be able to "visualize better health." They will more easily understand medical procedures and treatment and become better-informed participants.

[Depict clinician using technology] 11 seconds	**Investigators and Clinicians** interact with an AR representation of the human body, enabling them to better engage patients and reinforce procedures and protocols.
[Depict nurse using technology] 10 seconds	**Nurses and Study Coordinators** gain a better understanding of complex information and more effectively share that information with trial participants. Our more engaging educational platform leads to higher retention of information, which is essential for more successful training applications.
[Depict medical affairs staff interacting] 8 seconds	**Medical Affairs Staff** will have improved access to — and more productive interaction with — health care professionals.
SLIDE #3	
13 seconds	What is it that sets ARDVRK apart within the industry? Simply put, it's a combination of effectiveness and efficiency. Let's take a look at each of those points individually, starting with **effectiveness**:
33 seconds	• Because of increasing trial complexity and therapeutic protocols, it's absolutely essential that all team members be fully trained in every aspect of a clinical trial. ARDVRK's software creates best-in-class interactive simulations that generate superior engagement and retention. • Our platform results in 20% greater long-term learning recall compared to video or print educational materials. • Our technology can be accessed anytime from any iOS or Android device.
5 seconds	Now let's look at the **efficiency** aspect of our technology:
16 seconds	• It can be readily adapted and configured for specific business objectives — such as disease education or protocol training. • It can tailor messages and level of detail to meet the needs of all audiences — from patient to primary investigator to technician.
22 seconds	Here's what it all comes down to: By integrating video and print materials, we deliver to healthcare professionals an education and training platform that is unlike any other. Our proprietary software facilitates increased

	patient enrollment, better protocol adherence and, ultimately, better outcomes.
SLIDE #4	
17 seconds	What are <u>your</u> needs? What are <u>your</u> clinical trial challenges? ArdVrk combines Augmented Reality and Virtual Reality in a mixed media environment to create a proprietary configurable platform that can be tailored to a specific clinical trial, health condition, or treatment.
[Elgar's visual suggestion: show SaaS Blueprint page highlighting each offering being discussed] 8 seconds	At ARDVRK we have developed six areas of expertise tailored to the clinical environment:
2 seconds	1. Patient education
2 seconds	2. Informed Consent
3 seconds	3. Investigator site optimization
3 seconds	4. Site visit retention
3 seconds	5. Patient-at-home trial connect
3 seconds	6. Site support beyond clinical trials
18 seconds	Healthcare is a complex industry where risk is always a factor. That's especially true when it comes to clinical trials. Reducing risk and ensuring positive outcomes depends on finding innovative ways to improve clinical skills and enhance patient understanding.
17 seconds	That's why the medical industry has been enthusiastically embracing Augmented Reality and Virtual Reality technology. After all, the healthcare field is one in which knowledge, skill, and competence can mean the difference between life and death.

15 seconds	We like to think of ourselves as storytellers — turning complex medical scenarios into visual adventures that are engaging and easy-to-understand. The end result for all involved is improved competence, greater confidence, and better health outcomes.
5 seconds	In other words — health care the way it's meant to be.

https://www.youtube.com/watch?time_continue=4&v=-ndtCvhKDW8&feature=emb_title
ARDVRK Vascular Access Management

No Voiceover

https://www.youtube.com/watch?v=TnRVLeg6aqk&feature=emb_title
Vital Recall® Platform: Sickle Cell Disease Study

Before we start, point your camera at a flat surface and tap to place the avatar.

If during any part of this session or at any time during the study you have a question, feel free to ask the study doctor or their team.

We are here today to walk you through a gene therapy clinical study in which you are considering participating.

Now that the stem cells are in your bloodstream we need to collect them, so we use a process called apheresis. For apheresis, you will have either an intravenous line (tube) in each arm, or a thicker tube called a catheter that has two internal lines or tubes.

During apheresis, blood flows from one arm into a machine that collects the stem cells now circulating in the blood, and then the blood flows back into your other arm. This can also be done with the two internal lines of the catheter, one for blood going out and one for blood coming back in. The whole process is like one big continuous circuit, where blood goes out, stem cells are collected, and blood comes back in.

The entire procedure takes about 4 to 6 hours.

If at the end of the study these backup cells are not used, you can decide whether the backup cells should be destroyed or if you donate them for future research.

Let's see how the manufacturing process works; it is important for you to know that the modification and preparation of the cells occurs under strict guidelines, including the use of a specialized room called a clean room to ensure safety.

In order to get the new gene inside of the stem cells, it needs to have a specialized vehicle to get inside the cell and into the nucleus of the cell, which is where all the genes are.

For this purpose, we use a virus (or vector) that will carry the new gene in to the cell, and the genetic material will be transported into the cell nucleus. Once the gene is delivered to the nucleus, it will be incorporated into the chromosomes, which is where genes are stored.